Mail Stop 3561

November 6, 2007

Russell F. Coleman
A. H. Belo Corporation
P.O. Box 655237
Dallas, Texas 75265-5237

      Re: **A. H. Belo Corporation**
               Registration Statement on Form 10
               Filed October 12, 2007
               File No. 001-33741

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please revise to remove from the second italicized sentence that the summary is "not complete" as this is a complete summary.

2. Please revise the summary section to include some discussion of the trend of declining earnings and revenues disclosed in the Summary Financial Data.

3. Similarly, elsewhere wherever you discuss the dividend you might want to estimate how long you will be able to pay it if the decline in earnings disclosed in the 2005-2006 and interim '06 and '07 continues in future periods.

A. H. Belo's Business, page 1

4. Please provide support for your assertion that The Providence Journal is
    America's oldest major daily newspaper of general circulation and continuous
    publication or restate as a belief.

5. Please revise to include your revenues and net income or loss for the last audited
    period and interim stub.

A. H. Belo's Competitive Strengths, page 2

6. Please revise to explain the reasons for your assertion that your three daily
    newspapers are in markets with "attractive long-term demographics."

7. Also, consistent with your disclosure on page 17 discuss your difficulty in
    maintaining or increasing circulation levels, particularly given the shifting
    preferences of some consumers to receive their news other than from a
    newspaper.

Risk Factors, page 10

8. If applicable, consider adding a risk factor discussing whether you expect to lose
    any advantages or economies of scale that derived from having the newspaper and
    television businesses operated as a part of one company.

Decreases, or slow growth, in circulation adversely affect, page 17

9. Please include a table here showing your circulation and advertising figures for
    each of the last three years so that investors can better grasp the risk.

10. We note that you may address declining circulation by increasing spending on
    marketing designed to retain existing subscribers and that you may create niche
    publications. If you have any current plans in either regard that might be material
    information to investors, please cross-reference a discussion of such plans in the
    Business section.

United States Federal Income Tax Consequences of the Distribution, page 26

11. It is not appropriate to provide a tax discussion and then indicate each investor
    should consult it own tax advisor. You may revise to indicate that an investor
    may want to consult with an advisor as to his individual circumstances.

Transition Services Agreement, page 31

12. Please expand your disclosure to discuss the services you expect to provide for Belo and the services you expect to receive from it under the agreement. Also, please clarify what you mean by "other consideration" and whether this implies that you anticipate exchanging services in lieu of making cash payments for such services.

Financing Arrangements, page 33

13. Please disclose the terms of the revolving credit agreement.

Notes to Unaudited Pro Forma Financial Statements, page 38

14. In note (a), you indicate that all intercompany indebtedness will be eliminated through a contribution of notes payable to the capital of A. H. Belo or assignment of the notes to A. H. Belo. However, in note (c), you only contemplate contribution of such notes to the capital of A. H. Belo. Please clarify this apparent inconsistency.

15. Please expand note (d) to disclose the estimated income tax rate used for each pro forma statement of operations period presented. Also, please explain to us how the amounts were computed, if more than one rate was used or blended.

16. Please expand note (e) to indicate whether you anticipate such costs and expenses to be material or significant. If so, please expand to provide a range of the estimated costs thereof, or indicate why the amounts are not currently determinable.

Management's Discussion and Analysis, page 40

17. When you revise your MD&A, please quantify, to the extent possible, the multiple reasons you give for changes in a line item.

GAAP and Non-GAAP Financial Measures, page 40

18. We note that, at December 31, 2006, Belo had two primary reporting segments, the Television Group and the Newspaper Group. We also note that Belo presented segment EBITDA as its primary measure of profitability and to allocate capital resources. However, after the distribution, it appears you and Belo will each only have one reporting segment and, as a result, each company will have its own capital structure and allocation of resources will no longer be required. Further, we note that you will have an initial debt-free capital structure whereas Belo discloses that it has a large amount of indebtedness. Therefore, it appears

that presentation of EBITDA in relation to the covenants in a credit agreement will not be material to an investor's understanding of your financial condition and/or liquidity. Additionally, your discussion of EBITDA in the Results of Operations section of your MD&A merely recites the amounts of changes that are readily computable. In light of these factors, we believe your presentation of EBITDA will no longer be meaningful after the distribution and, accordingly, you should remove your presentations of EBITDA from the Form 10 as well as all future filings.

Overview, page 40

19. Your discussion of the effects of the distribution in MD&A as well as elsewhere in your filing, such as your discussion of reasons for the distribution on page 3, should be revised to provide more information with respect to management's consideration of the trends in the newspaper business in making the decision to separate A.H. Belo's newspaper and other businesses from Belo's television business. Your expanded discussion should also address how it was decided that you would have an initial debt-free capital structure.

20. In order to provide investors with a better understanding of your operations, please provide a table that summarizes revenues generated by your three primary daily newspaper operations as well as your other businesses for 2004, 2005, and 2006. Please ensure the totals in this table agree with your combined net operating revenues for each period presented.

Results of Operations, page 41

21. In order to enhance the discussion of your net operating revenues, please provide a table similar in format to that found on the bottom of page 41 for each of your three primary daily newspapers.

22. Please expand your disclosure on page 42 to discuss what it means that your distribution method changed from a buy-sell arrangement to a fee-for-delivery arrangement. While you cite this change as a reason for your increased revenues, it also appears from page 44 that you experienced higher distribution costs due to this change and that you expect this increased distribution costs to continue. Please revise to provide more clarity in regards to the change in your distribution method and its financial impacts.

Operating Costs and Expenses, page 44

23. See the last sentence in the paragraph discussion of "interest expense." Please clarify the meaning of the phrase "or assign the notes to A. H. Belo to Belo." Also, explain whether assignment of the notes effectively extinguishes all liabilities of A. H. Belo to Belo under such notes.

Operating Costs and Expenses, page 47

24. See the paragraph discussion of "other income (expense)." It is not clear why a loss due to the disposal of fixed assets is reflected within the statements of operations category of non-operating income (expense) rather than as a component of "earnings from operations." Please revise or advise. Reference is made to SFAS No. 144, paragraph 45.

Business, page 51

25. We note that The Dallas Morning News experienced a decrease in circulation over the past few years. Please disclose the circulation for each of your three primary daily newspapers over the past few years as this will provide an indication of market trends. We suggest a column and brief narrative discussion.

26. We note that your Business section is 5 pages long and scarcely more than three pages if you omit the litigation discussion. We suggest that investors might be interested in separate discussions of each of your three newspapers, with a chart showing circulation trends, a discussion covering such topics as of what each is trying to cover as news, the particular challenges faced by each, and management plans for each. By discussing each as a separate business, you can discuss the niche publications associated with each as well

Executive Compensation, page 59

27. Please expand your disclosure to provide a compensation discussion and analysis subsection per Item 402(b) of Regulation S-K.

Financial Statements

Combined Statements of Belo Corp.'s Equity, page F-9

28. Please explain to us why the fiscal year 2005 line item "dividends and other distributions" does not reconcile with the amount shown in the financing activities section of your statements of cash flows on page F-10.

Note 6. Defined Benefit Pension and Other Post-Retirement Plans, page F-19

29. Please expand to discuss the impact of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," on your financial statements. See paragraphs 11-12, 15 and 20-21 of SFAS No. 158 for applicability and guidance.

Age of Financial Statements

30. Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director